Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

January 18, 2008

Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Kerrisdale Mining Corporation

Amendment No.1 to

Registration Statement on Form SB-2

Filed November 28, 2007

File No.: 333-147698

Dear Ms. Parker:

On behalf of Kerrisdale Mining Corporation, a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated December 13, 2007.

Financial Statements

1.

We note that you do not provide a signed auditor’s opinion.  Please amend you filing to include a signed auditor’s opinion.  We refer you to Item 22 of Form SB-2, and Item 310 of Regulation S-B, which references Article 2 of Regulation S-X.

We have today filed Amendment 1 to the Registration Statement of Form SB-2.  A signed auditor’s opinion is included with the filing.   The auditor’s opinion was inadvertently excluded from the initial filing. Please also note that the financial statements in the filing have been updated to include unaudited financial statements as of October 31, 2007 in addition to the audited financial statements as of July 31, 2007, which were included in the initial filing.  Related disclosures throughout the Registration Statement have also been updated.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.